

Mail Stop 3561

October 28, 2016

Matthew S. Kohnke
Chief Financial Officer
FreightCar America, Inc.
Two North Riverside Plaza, Suite 1300
Chicago, Illinois 60606

> **Re: FreightCar America, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 4, 2016**
> **File No. 000-51237**

Dear Mr. Kohnke:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure